Exhibit 4.14

October 12, 2012	SMART Technologies 3636 Research Road NW Calgary, AB T2L 1Y1 CANADA Phone 403.245.0333 Fax 403.228.2500 info@smarttech.com www.smarttech.com

Warren Barkley

8022 NE 145th Pl

Kenmore, WA, 98028

USA

Dear Warren,

Please accept this Supplemental Letter as confirmation of the Register Retirement Savings Plan (RRSP), international relocation, short term incentive plan (STIP), long term incentive plan (LTIP) and other components of our arrangement.

Registered Retirement Savings Plan (RRSP)

You are eligible to participate in SMART’s Canadian Group RRSP in accordance with the terms and conditions of such plan. The current limit on combined employee and employer RRSP contributions is approximately $23,000 per annum. Up to 3.5 percent of your annual base salary is matched by SMART. You are required to contribute to the plan to be eligible to receive SMART’s contribution.

International Relocation

You are eligible to receive reimbursement for relocation costs in accordance with the company’s “Relocation Terms and Conditions”, a copy of which is attached. All relocation costs submitted for reimbursement or incurred directly by the company shall be reasonable. You may submit relocation expenses for your spouse or for dependent family members who follow you within eighteen (18) months. During the first eighteen (18) months of employment, you may take one (1) week of paid time off in addition to the time normally provided in the Paid Time Off policy and Relocation Terms and Conditions. If any covered relocation costs are determined to be a taxable benefit for you, the company will gross up the reimbursement so that you are not out-of-pocket on an after-tax basis.

Short Term Incentive

You will be eligible to participate in SMART’s annual STIP with a target bonus of 100% in accordance with the terms and conditions of the Discretionary Bonus Plan (DBP), a copy of which is attached. For the fiscal year ending March 31, 2013, your target bonus will be guaranteed, pro-rated to your start date and such amount shall be paid within 30 days of your start date. If you leave SMART’s employ due to voluntary resignation or termination with cause before completion of one (1) year service, you will be required to repay 50 percent of the net amount received.

Long Term Incentive

Stock Options:

•	initial award of 50,000 options, vesting in three instalments of 33 1/3% (16,667, 16,667 and 16,666 respectively) on each of the three anniversary dates of the award

•	subsequent awards of 50,000 options following each of the first and second anniversary, each award vesting over three years

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Initial and subsequent stock option awards set out herein will be made in accordance with the provisions of the Amended and Restated Equity Incentive Plan and regulatory requirements and as soon as practical after you have commenced employment, or after the respective anniversaries, as appropriate

•	eligibility for evergreen option awards commencing with the third anniversary of the commencement of employment

Restricted Share Units (RSUs):

•	initial award of 50,000 RSUs, vesting in three instalments of 33 1/3% (16,667, 16,667, and 16,666 respectively) on each of the three anniversary dates of the award

•	subsequent awards of 50,000 RSUs following each of the first and second anniversary dates, each award vesting over three years

•

Initial and subsequent RSU awards set out herein will be made in accordance with the provisions of the Amended and Restated Equity Incentive Plan and regulatory requirements and as soon as practical after you have commenced employment, or after the respective anniversaries, as appropriate

•	eligibility for evergreen RSU awards commencing with the third anniversary of the commencement of employment

Performance Restricted Share Units (PSUs):

•	initial grant of 250,000 PSUs, vesting on attainment of performance targets measured after 3 years, i.e. end of FY16

•	over-performance award of an additional 250,000 PSUs, vesting on attainment of over-performance targets over 3 years, i.e. end of FY16

•	It is intended by the parties that the foregoing PSU performance targets for the initial and over-performance awards be set by mutual agreement following board approval of the FY14 business plan

•

Notwithstanding section 3.5 of the Executive Employment Agreement, the acceleration of these initial PSU and over-performance PSU awards shall only be effective upon the occurrence of both a Change of Control and within one (1) year of the Change of Control an event or events that constitute Good Reason (Change of Control and Good Reason are defined within the Executive Employment Agreement).

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Initial and over-performance PSU awards set out herein will be made in accordance with the provisions of the Amended and Restated Equity Incentive Plan and regulatory requirements and awarded no later than is practical following approval of the FY14 business plan

LTIP treatment in a change of control situation to be in line with existing company policy as outlined in your Executive Employment Agreement, except as provided above with respect to section 3.5(b) of the Executive Employment Agreement. Future evergreen LTIP awards and quantums are to be made at the sole discretion of the Compensation Committee of the Board of Directors.

Implementation

Given the complexities associated with an international executive relocation and the time required to obtain definitive advice on various matters, the parties agree to obtain coordinated accounting, tax, immigration and other advice, and to take this advice into consideration in good faith in determining whether and how to make technical amendments to the implementation of the arrangements contemplated herein.

If you have any further questions or concerns, please feel free to contact me. We look forward to having you join SMART and work with us to build the company.

Yours truly,

SMART Technologies Inc.

Drew Fitch

Vice President, Finance and Chief Financial Officer

I accept employment with SMART Technologies Inc. on the terms and conditions as outlined in the Executive Employment Agreement and this supplemental letter.

Signed this 12th day of October, 2013		/s/ Warren Barkley
Warren Barkley

Witnessed
	Print Name	Signature

Cc:	People Services